貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08000840

RECEIVED
2008 FEB 21 A 9:52

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February 15, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 30, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or 011-852-2846-2336 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

~~Joyce Ip~~ / Chun-Hui Lin

Encl.

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on January 30, 2008:

1. (1) Proposal to Obtain General Mandate to Issue Shares; (2) Disclosable and Connected Transaction: Proposed Acquisition of Equity Interests in Four Companies from China Huadian; (3) Proposed Issuance of Bonds with Warrants; and (4) Unusual Price and Trading Volume Movements, released on February 13, 2008.

2. Overseas Regulatory Announcement – Announcement on Resolutions of the 24th Meeting of the 4th Session of the Board of Directors, released on February 13, 2008.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock Code: 1071)

(1) PROPOSAL TO OBTAIN GENERAL MANDATE TO ISSUE SHARES; (2) DISCLOSEABLE AND CONNECTED TRANSACTION: PROPOSED ACQUISITION OF EQUITY INTERESTS IN FOUR COMPANIES FROM CHINA HUADIAN; (3) PROPOSED ISSUANCE OF BONDS WITH WARRANTS; AND (4) UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

On 13 February 2008, the Board resolved to seek the Shareholders' approval for obtaining an unconditional general mandate to allot, issue and/or deal with additional Shares.

On the same day, the Board announced that the Company and China Huadian entered into the Acquisition Agreement, pursuant to which China Huadian has agreed to sell, and the Company has agreed to purchase, the Equity Interests in the Target Companies held by China Huadian. Upon completion of the Acquisition, three of the Target Companies will become subsidiaries of the Company.

Since China Huadian is the controlling shareholder of the Company, holding approximately 49.18% of the equity interest in the Company, China Huadian is therefore a connected person of the Company for the purpose of the Hong Kong Listing Rules. The Acquisition will constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the relevant percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) in relation to the Acquisition exceed 2.5%, the Acquisition will be subject to reporting, announcement and independent shareholders' approval requirements. As the relevant percentage ratios exceed 5% but less than 25%, the Acquisition will also constitute a discloseable transaction pursuant to Rule 14.06(2) of the Hong Kong Listing Rules.

The Board also resolved to seek the approval from the Shareholders to authorise the Board to issue Bonds with Warrants in an amount of not more than RMB5,300 million with no more than 53 million certificates of Bonds with attached Warrants to be issued to institutional investors and the public investors. The holders of A Shares will be given preferential subscription rights to subscribe for not less than 50% of total amount of such proposed issuance. The remaining Bonds with Warrants not so taken up by the holders of A Shares will be issued to qualified investors according to the market conditions. The Bonds with Warrants, when issued, will be listed on the Shanghai Stock Exchange. In accordance with the Articles of Association of the Company, the proposed Bonds with Warrants Issue is subject to approval from the Shareholders by way of special resolutions at the EGM, and satisfaction of other conditions, which includes obtaining necessary approvals from relevant PRC regulatory authorities, including approvals of CSRC and the Shanghai Stock Exchange.

The Company will convene the EGM to approve, inter alia, (i) the General Mandate; (ii) the terms of the Acquisition Agreement and the transactions contemplated under the Acquisition; and (iii) the proposed Bonds with Warrants Issue.

The Company has established an Independent Board Committee, comprising all the independent non-executive Directors, to advise the Independent Shareholders in terms of the fairness and reasonableness of the Acquisition and whether the Acquisition is in the interest of the Company and the Shareholders as a whole. The Company will appoint an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Acquisition.

A circular containing, among other things, details of the General Mandate, Acquisition and the proposed Bonds with Warrants Issue, the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, the recommendation of the Independent Board Committee and the notice of the EGM will be despatched to the Shareholders within 21 days after the publication of this announcement.

The Board has noted an increase in the price and trading volume of the H Shares today. The Board wishes to state that, other than the matters disclosed in this announcement and the overseas regulatory announcement dated 13 February 2008, the Board is not aware of any reasons for such increases. The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Hong Kong Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Hong Kong Listing Rules, which is or may be of a price-sensitive nature.

PROPOSAL TO OBTAIN GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any Shares, the Board resolved on 13 February 2008 to seek the Shareholders' approval for obtaining the General Mandate, which is an unconditional general mandate to allot, issue and/or deal with additional Shares. As at the date of this announcement, there are 1,431,028,000 H Shares and 4,590,056,200 A Shares in issue. A maximum of 286,205,600 H Shares and 918,011,240 A Shares, representing 20% of each of the existing H Shares and A Shares can be allotted, issued or dealt with by the Directors pursuant to the General Mandate. However, save for the purposes of proposed Bonds with Warrants Issue, the Company has no current plan to issue any Shares under the General Mandate.

ACQUISITION

The Board resolved on 13 February 2008 that the Company and China Huadian entered into the Acquisition Agreement, pursuant to which, subject to due performance of the terms under the Acquisition Agreement, China Huadian, has agreed to sell, and the Company has agreed to purchase, the Equity Interests in the Target Companies held by China Huadian. Upon completion of the Acquisition, three of the Target Companies will become subsidiaries of the Company. A summary of the principal terms of the Acquisition Agreement is set out as follows:

THE ACQUISITION AGREEMENT

Date

13 February 2008

Parties

(i) China Huadian, as the transferor; and

(ii) The Company, as the transferee.

Equity Interests in the Target Companies to be acquired by the Company

- 49% equity interests in Za-gunao Hydroelectric;
- 64% equity interests in Hangzhou Banshan;
- 82% equity interests in Shijiazhuang Thermal Power; and
- 100% equity interests in Hebei Hydro-power.

RMB2,011,043,500 (approximately HK$2,179.76 million). The Consideration is determined with reference to the valuation report prepared by China Enterprise Appraisals based on the cost replacement method, which has valued the total appraised value of the Equity Interests in the Target Companies as at 30 September 2007 at RMB2,011,043,500. The final Consideration will be the amount stated in the valuation report which will be endorsed by SASAC.

Based on the valuation report issued by China Enterprise Appraisals, the appraised value of the Equity Interests in the Target Companies as at 30 September 2007 is set out as follows:

Equity Interests in the Target Companies	**Appraised value**
49% equity interest in Za-gunao Hydroelectric	RMB216,980,500 (equivalent to approximately HK$235.18 million)
64% equity interest in Hangzhou Banshan	RMB578,668,700 (equivalent to approximately HK$627.22 million)
82% equity interest in Shijiazhuang Thermal Power	RMB1,178,457,300 (equivalent to approximately HK$1277.32 million)
100% equity interest in Hebei Hydro-power	RMB36,937,000 (equivalent to approximately HK$40.04 million)
Total	**RMB2,011,043,500 (equivalent to approximately HK$2179.76 million)**

The Target Companies were allocated to China Huadian by the PRC government without consideration.

The Company proposes to pay the Consideration out of part of the proceeds from the proposed Bonds with Warrants Issue. The Consideration is to be satisfied in cash.

Major terms

Conditions precedent

The Acquisition Agreement shall become effective upon the following conditions having been fulfilled:

1. both parties have duly signed the Acquisition Agreement;

2. the filing procedures in relation to valuation of the Equity Interests of the Target Companies with the SASAC has been completed;

3. written consents not to exercise their respective pre-emptive rights having been obtained from each of the other shareholders of Za-gunao Hydroelectric, Shijiazhuang Thermal Power and Hangzhou Banshan;

4. the Independent Shareholders have approved the terms of the Acquisition Agreement and the Acquisition; and

5. approval by SASAC for the transfer of Equity Interests in the Target Companies by way of an agreement.

Termination provisions

Both parties shall use all reasonable endeavours to procure all the conditions precedent have been satisfied on or before 31 December 2008, otherwise the Company shall have the right to terminate the Acquisition Agreement.

Completion and Payment of Consideration

- within five Business Days after the execution of the Acquisition Agreement, the Company shall make an advance payment of 20% of the Consideration, that is, RMB402,208,700, to China Huadian;

- within five Business Days after the Effective Date, the Company shall make further payment to China Huadian of 31% of the Consideration, that is, RMB623,423,485;

- the remaining purchase consideration shall be paid within one year from the Effective Date, and the Company shall also pay China Huadian the interests accrued during the deferred payment period in accordance with the bank lending rates during such deferred payment period; and

- for the period commencing from the Completion Date and ending on the date when the remaining Consideration has been fully paid, the Company shall pledge its Equity Interests in the Target Companies in favour of China Huadian as security for the remaining Consideration to be paid by the Company to China Huadian.

INFORMATION ON THE TARGET COMPANIES

1. Installed capacities of the Target Companies

The Target Companies are principally engaged in generation of hydro-power, coal-fired power and gas-fired power. Their general information is as follows:

Name of company	Existing total controlled or invested installed capacity	Interested installed capacity	Approved installed capacity of projects under construction	Total installed capacity upon completion of the projects under construction	Nature of power plant	Province	Shareholding percentage of the Company after the Acquisition
Za-gunao Hydroelectric	228MW	111.72MW	363MW	591MW	Hydro-power	Sichuan	49%
Hangzhou Banshan	1,435MW	918.4MW	—	1,435MW	Coal-fired power and gas-fired power	Zhejiang	64%
Shijiazhuang Thermal Power	500MW	410MW	600MW	1,100MW	Coal-fired power	Hebei	82%
Hebei Hydro-power	57MW	57MW	—	57MW	Hydro-power	Hebei	100%
Total	**2,220MW**	**1,497.12MW**	**963MW**	**3,183MW**			

In addition to the approved installed capacity under existing projects in the above table, there are two 300MW electric and co-generation units in Shijiangzhuang Thermal Power, one 200MW IGCC generating unit in Hangzhou Banshan and 400MW hydro-power generating units in Za-gunao Hydroelectric are in the preliminary stage of development. The estimated total installed capacity of such projects in the preliminary stage of development is 1,200MW.

Effect of the completion of the Acquisition to the total installed capacity of the Company

Up to 31 December 2007, the Company's total controlled or invested installed capacity and interested installed capacity are 21,425.7MW and 16,309.7MW respectively. It is estimated that, upon completion of the Acquisition, the Company's total controlled or invested installed capacity and the interested installed capacity will increase to 23,645.7MW and 17,806.82MW respectively, representing an increase of 10.36% and 9.18% respectively.

2. Information on each of the Target Companies

- **Za-gunao Hydroelectric**

Za-gunao Hydroelectric was incorporated on 26 June 2000 as a limited liability company currently with a registered capital of RMB50,000,000. China Huadian, Lixian Hydro-power Development Co., Ltd., China Hydroelectric Engineering Consulting Group Chendu Investigation & Design Institute and Anrong Construction General Co., Ltd. hold 49%, 30%, 11% and 10% equity interests in Za-gunao Hydroelectric respectively.

This company is situated in Za-gunao Town, Li County, A-ba State, Sichuan Province, and was set up on 26 June 2000. In December 2002, after the PRC electric power system reform, its name changed from "Sichuan Za-gunao Hydro Power Development Co., Ltd." to "Sichuan Huadian Za-gunao Hydroelectric Development Co., Ltd.".

This joint venture company currently has a total installed capacity of 228MW, with three 30MW hydro-power generating units in Hongye Second-class Power Plant and three 46MW hydro-power generating units in Xuecheng Hydro-power Station. This joint venture company has two projects under construction, namely, Shiziping Hydro-power Station, and Gucheng Hydro-power Station, which are expected to be completed in 2008. Upon completion of these two projects, the total installed capacity of this joint venture company will increase to 591MW. In addition, there is 400MW hydro-power generating units in Za-gunao Hydroelectric, which are in the preliminary stage of development.

Set out below is certain financial information reviewed by KPMG, certified public accountants in Hong Kong, and is extracted from the financial statements of Zagunao Hydroelectric prepared in accordance with International Financial Reporting Standards:

	As at 30 September 2007 *(RMB'000)*
Net assets	308,353

	For the year ended 31 December 2005 *(RMB'000)*	**For the year ended 31 December 2006** *(RMB'000)*	**For the nine months ended 30 September 2007** *(RMB'000)*
Turnover	113,250	81,682	55,084
Operating profit	66,362	32,706	30,058
Profit before taxation	36,447	12,601	15,292
Net profit (after taxation)	34,763	12,618	12,940

According to the financial statement of the company prepared in accordance with PRC Accounting Standards and audited by CRCPA, the net profit of the company was approximately RMB12.618 million and RMB12.940 million respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007.

Hangzhou Banshan

Hangzhou Banshan was incorporated on 10 March 1978 with an existing registered capital of RMB250,000,000. China Huadian and Zhejiang Provincial Electric Power Development Company hold 64% and 36% equity interests in Hangzhou Banshan respectively.

Hangzhou Banshan currently has two 125MW ultra-high pressure coal-fired generating units in service, which were put into operation in 1984 and 1996 respectively. In 1999, with an investment of nearly RMB450,000,000 under a loan from the German Government, Hangzhou Banshan completed the environmental project of fuel gas desulfurisation for two 125MW generating units by introducing German wet desulfurisation technology, which were officially put into operation at the beginning of 2001. In the years 2000 and 2001, Hangzhou Banshan successively completed capacity expansion and technological renovation of the control system for two 125MW generating units. The current installed capacities of two generating units are 130MW and 135MW respectively.

In 2003, Hangzhou Banshan began to construct three joint fuel gas-steam circulating power generating units, each with a capacity of 390MW, which were put into operation in 2005.

The current total installed capacity of Hangzhou Banshan is 1,435MW. In addition, there is a 200MW IGCC generating unit in Hangzhou Banshan, which is in the preliminary stage of development.

Zhejiang Province is a comparatively economically advanced province in PRC. It has high demand for electric power and its increase in demand for electric power is one of the top provinces in PRC. Hangzhou Banshan is located in the provincial capital region of Zhejiang Province, which is a centre of power consumption with a high level of utilization hours.

Set out below is certain financial information reviewed by KPMG, certified public accountants in Hong Kong, and is extracted from the financial statements of the company prepared in accordance with International Financial Reporting Standards:

	As at 30 September 2007
	(RMB'000)
Net assets	672,202

	For the year ended 31 December 2005	**For the year ended 31 December 2006**	**For the nine months ended 30 September 2007**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
Turnover	1,033,601	2,431,924	1,753,834
Operating profit	33,828	285,096	300,269
Profit before taxation	39,881	92,906	148,057
Net profit (after taxation)	25,551	44,221	96,561

According to the financial statement of the company prepared in accordance with PRC Accounting Standards and audited by CRCPA, the net profit of the company were approximately RMB44.221 million and RMB96.561 million respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007.

In accordance with PRC Accounting Standards, upon completion of the Acquisition, as the Company and Hangzhou Banshan are both under the control of China Huadian, the Acquisition will be reflected as a combination of entities under common control and accounted for in a manner of merger accounting. Accordingly, the assets and liabilities of Hangzhou Banshan will be accounted for at historical costs and the financial statements of the Company prior to the Acquisition will be restated to include the results of operations of Hangzhou Banshan on a combined basis.

Shijiazhuang Thermal Power was incorporated on 29 April 1999, currently with a registered capital of RMB789,740,000. Each of China Huadian and Shijiazhuang Energy Investment Development Centre holds 82% and 18% equity interests in Shijiazhuang Thermal Power respectively. Shijiazhuang Thermal Power is located in Shijiazhuang city, Hebei Province.

The company currently has a total of six generating units in service with a total installed capacity of approximately 500MW, supplying approximately 80% of the industrial thermal load and approximately 40% of civil heating area of Shijiazhuang. It is one of the domestic thermal power enterprises with the largest heat supply. In addition, there are two 300MW electric and co-generation units in Shijiangzhuang Thermal Power, which are in the preliminary stage of development.

Hebei Huadian Shijiazhuang Yuhua Thermal Power Co., Ltd. is a non wholly-owned subsidiary of Shijiazhuang Thermal Power, which is owned as to 60% by Shijiazhuang Thermal Power and the remaining 40% by Hebei Huafeng Investment Co. Ltd.. It was incorporated on 26 July 2006 with registered capital of RMB65,000,000. At present, it has already obtained approval documents for two 300MW electric and co-generation units, which are under construction and this company will be principally engaged in power generation and heat supply as its future business. Upon the completion of construction and operation of several planned projects under construction, the installed capacity of Shijiazhuang Thermal Power will be greatly increased and its power generation and heating supply areas will also increase steadily.

Set out below is certain financial information reviewed by KPMG, certified public accountants in Hong Kong, and is extracted from the financial statement of Shijiazhuang Thermal Power prepared in accordance with International Financial Reporting Standards:

	As at 30 September 2007 *(RMB'000)*
Net assets	1,117,028

	For the year ended 31 December 2005 *(RMB'000)*	For the year ended 31 December 2006 *(RMB'000)*	For the nine months ended 30 September 2007 *(RMB'000)*
Turnover	1,094,277	1,102,340	815,132
Operating profit	152,935	89,270	125,343
Profit before taxation	80,238	18,918	74,552
Net profit (after taxation)	81,815	19,518	59,613

According to the consolidated financial statement of the company prepared in accordance with PRC Accounting Standards and audited by CRCPA, the net profit of the company were approximately RMB19.518 million and RMB59.613 million respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007.

In accordance with PRC Accounting Standards, upon completion of the Acquisition, as the Company and Shijiazhuang Thermal Power are both under control of China Huadian, the Acquisition will be reflected as a combination of entities under common control and accounted for in a manner of merger accounting. Accordingly, the assets and liabilities of Shijiazhuang Thermal Power will be accounted for at historical costs and the financial statements of the Company prior to the Acquisition will be restated to include the results of operations of Shijiazhuang Thermal Power on a combined basis.

Hebei Hydro-power, a wholly-owned subsidiary of China Huadian, was incorporated on 14 June 2005 and currently with registered capital of RMB10,000,000.

Hebei Hydro-power, formerly known as Shijiazhuang Hydro-power General Plant, was set up in December 1989, comprising of the former Gangnan Hydro-power Plant, Huangbizhuang Hydro-power Station and Wangkuai Hydro-power Plant. In June 2005, it was reorganized into a limited liability company and is wholly owned by China Huadian.

Hebei Hydro-power currently has four power generating units, with a total capacity of 57MW, one of which is located in Huangbizhuang with a capacity of 16MW and the remaining three in Gangnan. On a daily basis, the power generating units are put into operation according to the water release plan of the water system.

Financial information

Set out below is certain financial information reviewed by KPMG, certified public accountants in Hong Kong, and is extracted from the financial statement of Hebei Hydro-power prepared in accordance with International Financial Reporting Standards:

	As at 30 September 2007 *(RMB'000)*
Net assets (liabilities)	(15,485)

	For the year ended 31 December 2005 *(RMB'000)*	**For the year ended 31 December 2006** *(RMB'000)*	**For the nine months ended 30 September 2007** *(RMB'000)*
Turnover	25,536	25,870	19,275
Operating profit	230	952	2,673
Profit before taxation	293	1,144	2,840
Net profit (loss) (after taxation)	(9)	969	1,808

According to the financial statement of the company prepared in accordance with PRC Accounting Standards and audited by CRCPA, the net profit of the company were approximately RMB0.97 million and RMB1.808 million respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007.

In accordance with PRC Accounting Standards, upon completion of the Acquisition, as the Company and Hebei Hydro-power are both under control of China Huadian, the Acquisition will be reflected as a combination of entities under common control and accounted for in a manner of merger accounting. Accordingly, the assets and liabilities of Hebei Hydro-power will be accounted for at historical costs and the financial statements of the Company prior to the Acquisition will be restated to include the results of operations of Hebei Hydro-power on a combined basis.

There has been no significant change in the financial position of each of the Target Companies since 30 September 2007.

Upon completion of the Acquisition, Hangzhou Banshan, Shijiazhuang Thermal Power and Hebei Hydro-power will become subsidiaries of the Company while Za-gunao Hydroelectric will become an associate of the Company. Upon completion of the Acquisition, the results of Hangzhou Banshan, Shijiazhuang Thermal Power and Hebei Hydro-power will be consolidated into the financial statements of the Company while the result of Za-gunao Hydroelectric will be equity accounted for in the financial statements of the Company.

THE REASONS AND BENEFITS OF THE ACQUISITION

The Acquisition is to implement the Company's strategy of development of "carrying out development and acquisition simultaneously while placing equal importance on efficiency and scale". The acquisition is significant for the following reasons:

1. It allows the Company to continue to expand into new areas, accelerating the pace of the Company in achieving its objective in becoming a national electricity generator.

The Company has developed rapidly since its incorporation. As of 31 December 2007, the Company has generation units with total controlled or invested installed capacity of 21,425.7MW and has extended the locations of its assets from Shandong Province to Sichuan Province, Ningxia Province, Anhui Province, Henan Province. The Company currently has a total installed capacity of 12,528MW in Shandong Province, which accounted for 32% of the total amount of power maintained in the Shandong Province power grid and is the largest private electricity generator in Shandong Province. The Company's main operation area is in the Shandong Province as its economy is booming and the electricity network in this area has a large capacity. The Company endeavours to ensure that its installed capacities are in line with the development of the Shandong power grid. At the same time, to achieve the objective of continuous expansion, the Company has to strengthen its expansion outside Shandong Province through new project development as well as by assets acquisition. The Company currently has a total installed capacity of 8,897.7MW outside Shandong province. Upon completion of the Acquisition, the Company will have generation units outside the Shandong province with total installed capacity of 11,117.7MW, which will account for 47.02% of the total installed capacity of the Company. Accordingly, the Acquisition is consistent with the Company's development strategy and represents an important strategic step in achieving the Company's objective of becoming a national electricity generator.

2. **The assets proposed to be acquired generally have strong operational profit ability with long term growth prospects. It will allow the Company directly benefit from the rapid growth in the three electricity regional markets and therefore support the continuing development of the Company.**

The combined turnover and net profit of the Target Companies (in accordance with International Financial Reporting Standards) from January to September 2007 were respectively RMB2,643 million and RMB171 million. The Acquisition will further enhance the income and profit of the Company, increase the profit per Share and value to the Shareholders, thus bringing a greater return to the Shareholders.

The Company anticipates that the electric power consumption in Zhejiang, Hebei and Sichuan provinces will continue to grow steadily. The Acquisition will not only increase the installed capacity of the Company by 2,220MW and the electricity resources of the Company in the three regions, but also enable the Company to have a direct opportunity to enter the north-east and north-west power markets and to strengthen its position in Sichuan market, thereby enabling the Company to better grasp the benefits of the developing Zhejiang, Hebei and Sichuan regions, which creates a new momentum for the Company's further growth.

The Company will, in addition to acquiring the Target Companies' assets in Zhejiang, Hebei and Sichuan, acquire the development rights of any existing projects of the Target Companies in the above areas. At present, the assets of the Acquisition include a 600MW coal-fired generator and a 363MW hydro-powered generator under development. The aforementioned projects will give powerful support to the Company's continuing development.

3. As the major shareholder of the Company, China Huadian shows full support to the Company.

As one of the five largest power generation groups in PRC, China Huadian always actively supports the development and external expansion of the Company. The acquisition of quality assets of China Huadian in Zhejiang, Hebei and Sichuan provinces from China Huadian through the Acquisition with reference to the value appraised by an independent valuer indicates the strategic position of the Company in China Huadian.

4. **It will be beneficial to the Company's diverse development of source of electric power structure, and will constitute a new profit growth point.**

Among the target assets of the Acquisition, gas-fired power generators accounted for a total installed capacity of 1,170MW and hydro-power generation units accounted for a total installed capacity of 285MW. After completion of the Acquisition, hydro-power generation units and gas-fired generation units will account for 6.2% of the total installed capacity of the Company, which will further increase to 7.4% after the completion of those projects under constructions in the Target Companies. Hydro-power generation projects and gas-fired generation projects are in line with the energy-saving and emission reduction strategic policy and planning of the PRC. The injection of such assets and projects as part of the Acquisition will diversify the electricity development structure of the Company, which will provide an important support to the consistent and stable development of the Company.

The Directors believe the Acquisition and the terms of the Acquisition Agreement are fair and reasonable, and are in the interest of the Company and the Shareholders as a whole.

PROPOSED BONDS WITH WARRANTS ISSUE

For the purpose of the Acquisition, the Board resolved to convene an EGM, to consider and, if appropriate, approve the proposal for the issuance of Bonds with Warrants in the PRC. The proposed Bonds with Warrants Issue will be in an amount of not more than RMB5,300,000,000, with no more than 53,000,000 certificates of Bonds to be issued. Subscribers of the Bonds shall obtain the Warrants attached to the Bonds without further consideration. Subject to approval of the competent authorities, including approvals of CSRC and the Shanghai Stock Exchange, the Bonds and the Warrants will be listed on the Shanghai Stock Exchange after issuance. As at the date of this announcement, the Company is in the process of apply for such approvals. The major terms of the issuance are as follows:

1. Issuance size

The proposed Bonds with Warrants will be in an amount of not more than RMB5,300,000,000, with no more than 53,000,000 certificate of Bonds to be issued. Subscribers of the Bonds shall obtain the Warrants attached to the Bonds at no consideration.

It will be proposed at the EGM to authorise the Board to determine the details of the size of issuance and the number of Warrants attached to the Bonds in accordance with market conditions, subject to the conditions that the aggregate amount of the proceeds raised after full exercise of the Warrants attached to the Bonds shall not exceed the total amount of the Bonds proposed to be issued, and that the maximum number of A Shares which will be issued from full exercise of the Warrants shall not exceed 20% of the total number of issued and outstanding A Shares as at the date on which the General Mandate has been granted by the Shareholders. The actual number of Warrants to be attached to each certificate of Bonds cannot be determined as at the date of this announcement.

2. Listing of the Securities

The Bonds, Warrants and A shares to be issued upon the exercise of Warrants later on will be listed on the Shanghai Stock Exchange.

3. Issuance price

The Bonds with Warrants will be issued at a nominal value of RMB100 each. The Warrants attached to the Bonds are to be distributed to the subscribers of the Bonds on a pro rata basis without any additional fees.

4. Issuance target

Institutional investors and the public investors who have maintained shareholders' accounts for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange (except for those prohibited under the laws and regulations of the PRC).

5. Issuance method

Holders of the A Shares are entitled to preferential subscription rights in respect of the proposed Bonds with Warrants Issue. Not less than 50% of the proposed Bonds with Warrants will be reserved for preferential subscription by holders of the A Shares. It will be proposed at the EGM to authorise the Board to determine the detailed percentage of issuance in accordance with circumstantial factors, and to disclose the same in the offering memorandum for the Bonds with Warrants.

The portion not taken up by holders of the A Shares and the remaining portion will be issued to qualified investors according to market conditions.

6. Term of the Bonds

Six years from the date of issuance of the Bonds with Warrants.

7. Interest rate of the Bonds with Warrants

It will be proposed at the EGM to authorise the Board to determine the interest rate and the method of determining the interest rate according to market conditions together with the main underwriter(s). The interest rate will be disclosed in the offering memorandum for the Bonds with Warrants.

8. Term and method of repayment for principal and interest

Interest will be paid once a year after the date of issuance. Within five trading days after the expiry date of the Bonds with Warrants, the Company will prepay all the matured due Bonds according to the nominal value of the Bonds together with interest accrued for the period concerned.

9. Term of redemption

If the application of the proceeds from the proposed Bonds with Warrants Issue is substantially different from the application of proceeds disclosed in the offering memorandum, which amounts to a change in the application of proceeds as specified in the relevant rules and regulations of CSRC, the holders of the Bonds are entitled to demand for a once-and-for-all redemption of the Bonds by the Company at the nominal value together with the interest accrued for the period concerned.

10. Guarantee matters

It will be proposed at the EGM to authorise the Board to determine whether the proposed issuance of the Bonds with Warrants requires a guarantee in accordance with the market conditions, and to complete the relevant matters accordingly. Under the current PRC laws and regulations, there is no such requirement for a guarantee for issuing the proposed Bonds with Warrants. In the event that the Board believes that a guarantee is necessary, the Company and China Huadian or a relevant third party will enter into a guarantee agreement. Such a guarantee may cover the principal, interests, damages, compensation and expenses incurred for enforcing the Bonds.

11. Term of the Warrants

12 months from the date of listing of the Warrants.

12. Conversion period of the Warrants

The holders of the Warrants are entitled to exercise the Warrants five trading days prior to the expiry of 12 months after the listing of the Warrants.

13. Proportion of exercise rights for the Warrants

The Warrants are exercisable on a 1:1 basis, that is, one Warrant represents the right to subscribe one A Share.

14. Exercise price of the Warrants and adjustment of the exercise price of the Warrants

The exercise price of Warrants which represent one A Share will be determined according to the following principles:

the exercise price shall not be lower than the average price of the A Shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the A Shares one trading day before the date of issuance of the offering memorandum, the H Shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the H Shares one (1) trading day before the issuance of the offering memorandum. The details of the exercise price and the method of determination will be proposed at the EGM to authorise the Board for determination in accordance with the market conditions and negotiations with the main underwriter(s) to the extent of the scope set out hereinabove. It is expected that the total proceeds from the full exercise of the Warrants amount to not more than RMB5,300,000,000, however, the terms of the exercise price has not been fixed as at the date of this announcement.

During the term of the Warrants, in the event that the trading of A Shares is on ex-right or ex-dividend basis, the exercise price and the proportion of exercise rights of the Warrants shall be adjusted accordingly.

(1) When the trading of A Shares is on ex-rights basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price × (the reference price of A Shares on the ex-rights day / the closing price of A Shares on the trading day before the ex-rights day);

New proportion of exercise rights = Existing proportion of exercise rights × (the closing price of A Shares on the trading day before the ex-rights day / the reference price of A Shares on the ex-rights day).

(2) When the trading of A Shares is on ex-dividend basis, the proportion of exercise rights for the warrants remain unchanged, and the exercise price shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price × (the reference price of A Shares on the ex-dividend day / the closing price of A Shares on the trading day before the ex-dividend day).

Below is a table showing the change of shareholding of the Company before and after the proposed Bonds with Warrants Issue and after the full exercise of the Warrants:

Shareholder	Type of Shares	Number of Shares held as at the date of this announcement and after the proposed Bonds with Warrants Issue	Approximate percentage of shareholding in the Company's total issued share capital	Number of Shares held after the full exercise of the Warrants (assuming the total number of A Shares to be issued is 918,011,240)	Approximate percentage of shareholding in the Company's total issued share capital
Holders of A Shares	A Shares	4,590,056,200	76.23%	5,508,067,440	79.38%
Holders of H Shares	H Shares	1,431,028,000	23.77%	1,431,028,000	20.62%
Total		6,021,084,200	100%	6,939,095,440	100%

15. Use of proceeds from the proposed issuance

The proceeds from the proposed Bonds with Warrants Issue will be applied as to:

1. approximately RMB2,000,000,000 for the Acquisition (the final Consideration will be the amount stated in the valuation report by China Enterprise Appraisals, which is subject to the endorsement by SASAC);

2. approximately RMB260,000,000 for the first phase construction of power plants of Anhui Huadian Wuhu Power Generation Company Limited[1];

3. approximately RMB650,000,000 for the first phase construction of power plants of Anhui Huadian Suzhou Power Generation Company Limited[1];

4. approximately RMB490,000,000 for the construction of power plants in Baoshan for Huadian Xinxiang Power Generation Company Limited[1];

5. approximately RMB1,500,000,000 to repay the Company's borrowings from financial institutions; and

6. the remaining proceeds will be used as working capital of the Company.

Note 1: Anhui Huadian Wuhu Power Generation Company Limited, Anhui Huadian Suzhou Power Generation Company Limited and Huadian Xinxiang Power Generation Company Limited are subsidiaries of the Company, the results of which are consolidated in the financial statements of the Company.

The proceeds from the exercise of the Warrants will be applied as to:

1. subject to Shareholders' approval at the time of the acquisition in the future, approximately RMB3,000,000,000 to acquire all or part of the electricity assets of China Huadian in Fujian, Tianjin, Hunan, Jiangsu, Hubei and Inner Mongolia which are in accordance with the industry policy and have approved by the competent authorities; and

2. the remaining proceeds to be used for repayment of the Company's outstanding borrowings from financial institutions.

In the event that the proceeds raised from the proposed Bonds with Warrants issue and the exercise of the Warrants are not consistent with the factual progress of applicable ratification, approval and endorsement applications and implementation of these projects, the Company will first fund the investment in the projects with other resources and then utilize the same to replenish its working capital when the proceeds are received. The Company will arrange the use of proceeds according to the factual progress of applicable ratification, approval and endorsement applications, the implementation and the funding needs of these projects.

In the event that the proceeds raised are less than the proceeds required for the purposes stated above, the Company will solve the issues with other methods depending on the circumstances. Any surplus from the proceeds raised will be applied to supplement working capital of the Company.

16. Validity of the Resolution

The resolutions approving the proposed Bonds with Warrants Issue to be passed at the EGM will be valid for 12 months, starting from the date of the passing of the resolutions.

17. Authorisations to complete matters related to the proposed Bonds with Warrants Issue

The Board proposes to seek the approval of the Shareholders at EGM for authorization on the following matters:

1. Subject to the laws, regulations and other regulatory documents, the resolution passed at the EGM and to the extent of the scope as permitted by the Articles of Association of the Company, the Board is proposed to be authorized to determine the specific terms and proposal prior to the proposed Bonds with Warrants Issue in accordance with the requirements of the regulatory authorities and the circumstances of the Company after considering then market conditions, and the status relating to approval, consent and filing of the investment projects, and to formulate and implement the final proposal for the Bonds with Warrants, including but not limited to determine the actual size of the proposed issuance, the proportion of subscription rights of the holders of A Shares, interest rate of the Bonds, to deal with the matters relating to guarantee for the proposed issuance, the exercise price of the Warrants, to determine the rights of meeting of holders of the Bonds and the procedure for convening such meeting and the conditions for taking effect of the resolutions passed in such meeting, to determine the timing and other relevant matters in respect of the proposed issuance.

2. The Board is proposed to be authorized to determine the specific arrangements on the use of proceeds as stated above and to make adjustment in accordance with the progress relating to approval, consent and filing of the investment projects to be invested by the net proceeds of the proposed Bonds with Warrants Issue, and the actual progress and actual proceeds raised, and the actual investment amount and implementation progress of investment projects. Subject to compliance with the then PRC laws, if the State announces new regulations in relation to the issue of bonds with warrants, or the regulatory authorities have new requirements, or there are changes in market conditions, except for the items which require to be reconsidered by shareholders' meeting according to relevant laws and regulations or Articles of Associations of the Company, the Board will, subject to the regulations of the State, requirements of the regulatory authorities laws (including the opinions and replies to the application for the proposed Bonds with Warrants Issue) and market conditions at that time, adjust the proposal for Bonds with Warrants Issue and use of proceeds accordingly.

3. Any executive Director or person entrusted by an executive Director is proposed to be authorized to produce, amend, approve, supplement, execute, submit and implement all contracts, agreements and documents regarding to the proposed Bonds with Warrants Issue and the listing of the Warrants.

4. Any executive Director or person entrusted by an executive Director is proposed to be authorized to handle the registration of securities and keep of records in relation to the proposed Bonds with Warrants Issue.

5. Any executive Director or person entrusted by an executive Director is proposed to be authorized to complete matters relating to the listing of the Bonds and Warrants.

6. Any executive Director or person entrusted by an executive Director is proposed to be authorized to, after the period for exercising the Warrants, amend the relevant provisions of the Articles of Association of the Company, and to complete the filing and change of registration in accordance with the actual exercise conditions.

7. The Board is proposed be authorized to complete other matters relating to the proposed Bonds with Warrants Issue.

Items No. 1, 3 to 5 above shall have the validity period of 12 months commencing from the date on which the relevant resolution is passed at the EGM and items 2, 6 and 7 shall have the same validity period as the related matters.

The new A Shares proposed to be issued upon full exercise of the Warrants, which aggregated with all other equity securities which remain to be issued on exercise of any other subscription rights, will not exceed 20% of the total share capital of the Company at the time the Warrants are issued. The proposed term of the Warrants is 12 months from the date of listing of the Warrants. As such, the Company confirms that the proposed issue of Warrants will comply with Rule 15.02 of the Hong Kong Listing Rules.

The Company only has a present intention to issue the Bonds with Warrants. The Shareholders and potential investors should be aware that the proposed Bonds with Warrants Issue is subject to the conditions set out above being fulfilled or waived, as applicable, and consequently the proposed Bonds with Warrants Issue may or may not proceed. Accordingly, they are advised to exercise caution when dealing in the Shares.

GENERAL INFORMATION OF THE COMPANY

The Company is one of the largest independent listed power generation companies in the PRC. The principal activities of the Company include construction and operation of power plants and other business related to power generation.

GENERAL INFORMATION OF CHINA HUADIAN

China Huadian is a wholly state-owned enterprise principally engaged in the business of development, investment, construction, operation and management of electric power sources, coal and other electricity related business, as well as the coordinating of electric (thermal) power production and sale.

The EGM will be convened by the Company to consider and, if appropriate, approve, inter alia, (i) the General Mandate by way of a special resolution; (ii) the terms of the Acquisition Agreement and the Acquisition by way of ordinary resolutions; and (iii) the proposed Bonds with Warrants Issue by the Board by way of special resolutions.

Since China Huadian is the controlling shareholder of the Company, holding approximately 49.18% of the equity interests in the Company, China Huadian is therefore a connected person of the Company for the purpose of the Hong Kong Listing Rules. The Acquisition will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratios in relation to the Acquisition exceed 2.5%, the Acquisition will be subject to reporting, announcement and independent shareholders' approval requirements. As the relevant percentage ratios exceed 5% but less than 25%, the Acquisition also will constitute a discloseable transaction pursuant to Rule 14.06(2) of the Hong Kong Listing Rules. China Huadian and its associates will abstain from voting in respect of the resolution in relation to the approval of the Acquisition Agreement and the transaction contemplated thereunder.

The Acquisition is not conditional on the proposed Bonds with Warrants Issue. The Company confirms that if any of its connected person exercises its rights and subscribes for the Bonds with Warrants under the proposed issuance, it will comply with the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules (if applicable). As far as the Company is aware, having made all reasonable enquiry, no connected person of the Company has a present intention to subscribe for the Bonds with Warrants and no Shareholder who has a material interest is required to abstain from voting at the EGM.

Votes for all resolutions in the EGM shall be taken by way of poll. The Independent Board Committee, being all the independent non-executive Directors, will be formed to advise the Independent Shareholders as to the fairness and reasonableness of the Acquisition and whether the Acquisition is in the interest of the Company and the Shareholders as a whole. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

A circular containing, among other things, details of the General Mandate, the Acquisition and the proposed Bonds with Warrants Issue, the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, the recommendation of the Independent Board Committee and the notice of the EGM will be despatched to the Shareholders within 21 days after the publication of this announcement.

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

The Board has noted an increase in the price and trading volume of the H Shares today. The Board wishes to state that, other than the matters disclosed in this announcement and the overseas regulatory announcement dated 13 February 2008, the Board is not aware of any reasons for such increases. The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Hong Kong Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Hong Kong Listing Rules, which is or may be of a price-sensitive nature. The Directors individually and jointly accept responsibility for the accuracy of this statement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Shares"	means domestically listed domestic shares in the ordinary share capital of the Company, with a par value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;
"Acquisition"	means the acquisition of the Equity Interests in the Target Companies by the Company from China Huadian;
"Acquisition Agreement"	means the conditional agreement entered into on 13 February 2008 between the Company and China Huadian in relation to the Acquisition;
"Board"	means the board of Directors;
"Bonds"	means the bonds that comes with the Bonds with Warrants to be issued by the Company in the PRC under the proposed Bonds with Warrants Issue;
"Bonds with Warrants"	means up to RMB5,300 million in the principal amount of Bonds with detachable Warrants which are convertible into new A Shares, and proposed to be issued by the Company within the PRC and to be listed on the Shanghai Stock Exchange;

"Business Day"	means any date (other than Saturdays and Sundays) on which banks in Hong Kong are open to business;
"China Enterprise Appraisals"	means Beijing China Enterprise Appraisals Co., Ltd., a qualified State-owned assets valuer authorised by the State, which is appointed by China Huadian to appraise the Equity Interests in the Target Companies;
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly state-owned enterprise in the PRC, and the controlling shareholder of the Company;
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H Shares and A Shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively;
"Completion Date"	means the first day of the calendar month immediately following the date on which 51% of the Consideration has been paid by the Company;
"Consideration"	means RMB2,011,043,500 (approximately HK$2179.75 million), the consideration payable by the Company to China Huadian for the Acquisition;
"Controlled or invested installed capacity"	means the aggregate installed capacity of a company, its subsidiaries, jointly controlled entity and associates;
"CRCPA"	means China Rightson Certified Public Accountants, PRC qualified independent accountants;
"CSRC"	means 中國證券監督管理委員會 China Securities Regulatory Commission;
"Directors"	means the director(s) of the Company;
"Effective Date"	means the effective date of the Acquisition Agreement, being the date on which the last of the conditions precedent thereof have been satisfied;

"EGM"	means the extraordinary general meeting of the Company to be convened to consider and approve, inter alia, the Acquisition;
"Equity Interests in the Target Companies"	means (a) 49% equity interests in Za-gunao Hydroelectric; (b) 64% equity interests in Hangzhou Banshan; (c) 82% equity interests in Shijiazhuang Thermal Power; and (d) 100% equity interests in Hebei Hydro-power held by China Huadian;
"General Mandate"	means an unconditional general mandate to the Directors that during the 12 months from the EGM or up to the date of the next annual general meeting of the Company (whichever is earlier), to separately or concurrently, allot, issue, and/or deal with additional A Shares and H Shares and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of each of the existing A Shares and H Shares in issue as at the date of the EGM;
"H Shares"	means overseas listed foreign shares in the ordinary share capital of the Company, with a par value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;
"Hangzhou Banshan"	means 杭州華電半山發電有限公司 Huangzhou Huadian Banshan Power Generation Co., Ltd., a limited liability company incorporated in the PRC, which was held as to 64% by China Huadian and 36% by Zhejiang Provincial Electric Power Development Company prior to the Acquisition;
"Hebei Hydro-power"	means 河北華電混合蓄能水電有限公司 Hebei Huadian Complex Pumping-storage Power Co., Ltd., a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of China Huadian prior to the Acquisition;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	means the board committee established for the purpose of the Acquisition, comprising the independent non-executive directors who are independent of the Acquisition and the proposed Bonds with Warrants Issue;
"Independent Financial Adviser"	means the independent financial adviser to be appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition;
"Independent Shareholders"	means the Shareholders other than China Huadian and its associates, who are neither involved nor interested in the Acquisition;
"interested installed capacity"	means the aggregate proportionate installed capacities of a company and companies controlled or invested by such a company, determined based on the respective percentage of equity interest held by such a company;
"PRC"	means the People's Republic of China;
"proposed Bonds with Warrants Issue"	means the proposed issuance of the Bonds with Warrants to the institutional investors and the public investors having maintained shareholders account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange;
"RMB"	means Renminbi, the lawful currency of the PRC;
"Sallmanns"	means Sallmans (Far East) Limited, an independent valuer appointed by the Company to assess the value of property interest to be acquired by the Company;
"SASAC"	means the State-owned Assets Supervision and Administration Commission of the State Council of the PRC;
"Share(s)"	means share(s) with a par value of RMB1.00 each in the share capital of the Company;
"Shareholders"	means shareholders of the Company;

"Shijiazhuang Thermal Power"	means 河北華電石家莊熱電有限公司 Hebei Huadian Shijiazhuang Thermal Power Co., Ltd., a limited liability company incorporated in the PRC, which is held as to 82% by China Huadian and 18% by Shijiazhuang Energy Investment Development Centre prior to the Acquisition;
"Target Companies"	means (a) Za-gunao Hydroelectric; (b) Hangzhou Banshan; (c) Shijiazhuang Thermal Power; and (d) Hebei Hydro-power;
"Valuation Date"	means 30 September 2007;
"Warrants"	means the detachable warrants, to be listed on the Shanghai Stock Exchange, that comes with the Bonds with Warrants, convertible into new A Shares in the proportion of one Warrant for one A Share; and
"Za-gunao Hydroelectric"	means 四川華電雜谷腦水電開發有限責任公司 Sichuan Za-gunao Hydroelectric Development Co., Ltd., a limited liability company incorporated in the PRC, which is held as to 49% by China Huadian, 30% by Lixian Hydroelectric Development Co., Ltd., 11% by China Hydroelectric Engineering Consulting Group Chendu Investigation & Design Institute and 10% by Anrong Construction General Co., Ltd. prior to the Acquisition.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
13 February 2008

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock Code: 1071)

Overseas Regulatory Announcement
Announcement on Resolutions of the 24th Meeting of the 4th Session of the Board of Directors

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd.

The 24th meeting of the 4th session of the Board of Huadian Power International Corporation Limited (the "Company") was convened on 13 February 2008 at the Company's conference room at No.14 Jingsan Road, Jinan City. Mr. Cao Peixi, the Chairman of the Company, presided over the meeting, and 12 directors of the Company attended the meeting in person. The meeting was convened in compliance with the relevant PRC laws, regulations and the relevant provisions of the Articles of Association of the Company, and was lawful and valid. Mr. Feng Lanshui, the chairman of the Supervisory Committee, Mr. Li Changxu and Ms. Zheng Feixue, supervisors of the Company, attended the Meeting as non-voting participants. The following resolutions were passed upon voting by the directors who had attended the Meeting:

I. CONSIDERED AND APPROVED THE RESOLUTION ON EXERCISING THE "GENERAL MANDATE" BY THE BOARD TO ALLOT, ISSUE AND DEAL WITH ADDITIONAL SHARES IN THE CAPITAL OF THE COMPANY.

1. The Board is hereby granted an unconditional and general mandate during the Relevant Period (as hereinafter defined) to separately or concurrently allot, issue and deal with additional domestic shares (A shares) and/or overseas listed foreign shares (H shares) in the capital of the Company and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

    (i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

    (ii) the number of the domestic shares and/or H shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board separately or concurrently shall not exceed 20% of each of its existing domestic shares and overseas listed foreign shares of the Company; and

    (iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

2. for the purposes of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of 12 months following the passing of this resolution at the general meeting; and

(c) the passing of a special resolution by the shareholders of the Company in a general meeting revoking or varying the authority given to the Board by this resolution.

3. Contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph one of this resolution, the Board is authorized to increase the registed capital of the Company to reflect the number of the shares authorized to be issued by the Company pursuant to paragraph one of this resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect separately or concurrently the issuance of shares pursuant to paragraph one of this special resolution and the increase in the registered capital of the Company.

This proposal is subject to consideration and approval by special resolution at the general meeting of the Company.

II. CONSIDERED AND APPROVED IN ORDER THE PROPOSAL IN RELATION TO THE ISSUANCE AND LISTING OF BONDS WITH DETACHABLE WARRANTS WHICH ARE CONVERTIBLE INTO SHARES OF THE COMPANY BY THE COMPANY.

1. Issuance size

The proposed Bonds with Warrants will be in an amount of not more than RMB5,300,000,000, with no more than 53,000,000 certificate of Bonds to be issued. Subscribers of the Bonds shall obtain the Warrants attached to the Bonds at no consideration (hereafter the "Issuance"). It will be proposed at the extraordinary general meeting (hereafter the "EGM"), to authorise the Board to determine the details of the size of issuance and the number of Warrants attached to the Bonds in accordance with market conditions, subject to the conditions that the aggregate amount of the proceeds raised after full exercise of the Warrants attached to the Bonds shall not exceed the total amount of the Bonds proposed to be issued, and that the maximum number of A Shares which will be issued from full exercise of the Warrants shall not exceed 20% of the total number of issued and outstanding A Shares as at the date on which the General Mandate has been granted by the Shareholders.

2. Listing of the Securities

The Bonds, Warrants and A shares issued for the exercise of Warrants later on will be listed on the Shanghai Stock Exchange.

3. Issuance price

The Bonds with Warrants will be issued at par, at a par with nominal value of RMB100 each. The Warrants attached to the Bonds are to be distributed to the subscribers of the Bonds on a pro rata basis without any additional fees.

4. Issuance target

Institutional investors and the public investor who have maintained shareholders' accounts for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange (except for those prohibited under the laws and regulations of the PRC).

5. Issuance method

Holders of the Company's A Shares are entitled to preferential subscription rights in respect of the proposed Bonds with Warrants Issue. Not less than 50% of the proposed Bonds with Warrants will be reserved for preferential subscription for holders of the Company's A Shares. It will be proposed at the EGM to authorise the Board to determine the detailed percentage of the issuance in accordance with circumstantial factors, and to disclose the same in the offering memorandum for the Bonds with Warrants. The portion not taken up by holders of the A Shares and the remaining portion will be issued to qualified investors according to market conditions.

6. Term of the Bonds

Six years from the date of issuance of the Bonds with Warrants.

7. Interest rate of the Bonds with Warrants

It will be proposed at the EGM to authorise the Board to determine the interest rate and the method of determining the interest rate according to market conditions together with the main underwriter(s). The interest rate will be disclosed in the offering memorandum for the Bonds with Warrants.

8. Term and method of repayment for principal and interest

Interest will be paid once a year after the date of issuance. Within five trading days after the expiry date of the Bonds with Warrants, the Company will prepay all the matured due Bonds according to the nominal value of the Bonds together with interest accrued for the period concerned.

9. Term of redemption

If the application of the proceeds from the proposed Bonds with Warrants Issue is substantially different from the application of proceeds disclosed in the offering memorandum, which amounts to a change in the application of proceeds as specified in the relevant rules and regulations of China Securities Regulatory Commission ("CSRC"), the holders of the Bonds are entitled to demand one time for redemption of the Bonds by the Company at the nominal value together with the interest accrued for the period concerned.

10. Guarantee matters

It will be proposed at the EGM to authorise the Board to determine whether the proposed issuance of the Bonds with Warrants requires a guarantee in accordance with market conditions, and to complete the relevant matters accordingly.

11. Term of the Warrants

Twelve months from the date of listing of the Warrants.

12. Conversion period of the Warrants

The holders of the Warrants are entitled to exercise the Warrants five trading days prior to the date 12 months after the listing of the Warrants.

13. Proportion of exercise rights for the Warrants

The Warrants are exercisable on a 1:1 basis, that is, one Warrant represents the right to subscribe for one A Share.

14. Exercise price of the Warrants and adjustment of the exercise price of the Warrants

The exercise price of Warrants which represent one A Share of the Company will be determined according to the following principles:

The exercise price shall not be lower than the average price of the Company's A Shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the Company's A Shares one (1) trading day before the date of issuance of the offering memorandum, the Company's H Shares as quoted for twenty trading days before the date of issuance of the offering memorandum and the average price of the Company's H Shares one (1) trading day before the issuance of the offering memorandum. The details of the exercise price and the method of determination will be proposed at the EGM to authorise the Board for determination in accordance with the market conditions and negotiations with the main underwriter(s) to the extent of the scope set out above.

During the term of the Warrants, in the event that the trading of A Shares of the Company is on an ex-right or ex-dividend basis, the exercise price and the proportion of exercise rights of the Warrants shall be adjusted accordingly.

(1) *When the trading of A Shares of the Company is on an ex-rights basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted according to the following formula:*

New exercise price = Existing exercise price x (the reference price of A Shares of the Company on the ex-rights day / the closing price of A Shares of the Company on the trading day before the ex-rights day);

New proportion of exercise rights = Existing proportion of exercise rights x (the closing price of A Shares of the Company on the trading day before the ex-rights day / the reference price of A Shares of the Company on the ex-rights day).

(2) *When the trading of A Shares of the Company is on an ex-dividend basis, the proportion of exercise rights for the warrants remains unchanged, and the exercise price shall be adjusted according to the following formula:*

New exercise price = Existing exercise price x (the reference price of A Shares of the Company on the ex-dividend day / the closing price of A Shares of the Company on the trading day before the ex-dividend day).

13. Use of proceeds from the proposed issuance

The proceeds from the proposed Bonds with Warrants Issue will be applied as follows:

1. Approximately RMB2 billion for acquisition of the following equity interests: 64% equity interest in Hangzhou Huadian Banshan Power Generation Co., Ltd., 82% equity interest in Heibei Huadian Shijiazhuang Thermal Power Co., Ltd, 100% equity interest in Heibei Huadian Complex Pumping-storage Power Co., Ltd. and 49% equity interest in Sichuan Za-gunao Hydroelectric Development Co., Ltd. from China Huadian Corporation (hereafter as ''China Huadian''). The consideration of the said acquisition is determined on the basis of the appraised value of the above equity interests as stated in the asset appraisal report issued by Beijing China Enterprise Appraisals Co., Ltd. The consideration will be finalized on the basis of the appraised value of the asset appraisal report endorsed by the State-owned Assets Supervision and Administration Commission of the State Council of the PRC ("SASAC");

2. approximately RMB260,000,000 for the first phase construction of power plants of Anhui Huadian Wuhu Power Generation Company Limited;

3. approximately RMB650,000,000 for the first phase construction of power plants of Anhui Huadian Suzhou Power Generation Company Limited;

4. approximately RMB490,000,000 for the construction of power plants in Baoshan for Huadian Xinxiang Power Generation Company Limited;

5. approximately RMB1,500,000,000 to repay the Company's borrowings from financial institutions; and

6. the remaining proceeds will be used as working capital of the Company.

The proceeds from the exercise of the Warrants will be applied as follows:

1. subject to shareholders' approval at the time of the acquisition in the future, approximately RMB3,000,000,000 to acquire all or part of the electricity assets of China Huadian in Fujian, Tianjin, Hunan, Jiangsu, Hubei and Inner Mongolia which are in accordance with the industry policy and have approved by the competent authorities; and

2. the remaining proceeds to be used for repayment of the Company's outstanding borrowings from financial institutions.

In the event that the proceeds raised from the proposed Bonds with Warrants Issue and the exercise of the Warrants are not consistent with the factual progress of applicable ratification, approval and endorsement applications and implementation of these projects, the Company will first fund the investment in the projects with other resources and then utilize the same to replenish its working capital when the proceeds are received. The Company will arrange to use the proceeds according to the factual progress of applicable ratification, approval and endorsement applications, the implementation and the funding needs of these projects. In the event that the proceeds raised are less than the proceeds required for the purposes stated above, the Company will solve the issues with other methods depending on the circumstances. Any surplus from the proceeds raised will be applied to supplement working capital.

16. Validity of the Resolution

The resolutions approving the proposed Issuance of the Bond with Warrants to be passed at the EGM will be valid for 12 months, starting from the date of the passing of the resolutions.

17. Authorisations to complete matters related to the proposed issuance of Bond with Warrants

In order to ensure that the Issuance can be implemented smoothly, it is proposed that the Board be authorized by the shareholders at the EGM to implement matters in relation to the Issuance, including but not limited to the following:

1. Subject to the laws, regulations and other regulatory documents, the resolution passed at the EGM and to the extent of the scope permitted by the Articles of Association, it is proposed that the Board be authorized to determine the specific terms and proposal prior to the proposed Bond with Warrants Issue in accordance with the requirements of the regulatory authorities and the circumstances of the Company after considering then market conditions, and the status relating to approval, consent and filing of the Investment Projects, and to formulate and implement the final proposal for the Bonds with Warrants, including but not limited to determining the actual size of the proposed Issuance, the proportion of subscription rights of the holders of A Shares, the interest rate of the Bonds, to deal with the matters relating to guarantee for the proposed Issuance, the exercise price of the Warrants, to determining the rights of meeting of holders of the Bonds and the procedure for convening such meeting and the conditions for taking effect of the resolutions passed in such meeting, to determine the timing and other relevant matters in respect of the Proposed Issuance;

2. It is proposed that the Board be authorised to determine the specific arrangements for the use of proceeds as stated above and to make adjustment in accordance with the progress relating to approval, consent and filing of the Investment Projects to be invested by the net proceeds of the proposed Issuance, and the actual progress and actual proceeds raised, and the actual investment amount and implementation progress of Investment Projects. Subject to compliance with the then PRC laws, if the State announces new regulations in relation to the issue of bonds with warrants, or the regulatory authorities have new requirements, or there are changes in market conditions, except for the items which require to be reconsidered by shareholders' meeting according to relevant laws and regulations or Articles of Associations of the Company, the Board will, subject to the regulations of the State, requirements of the regulatory authorities and laws (including the opinions and replies to the application on the issuance of Bonds with Warrants) and market conditions at that time, adjust the proposal for the Bonds with Warrants Issue and use of proceeds accordingly;

director to be authorised to produce, amend, supplement, execute, submit and implement all contracts, agreements and documents regarding the proposed Bonds with Warrants Issue and the listing of the Warrants;

4. It is proposed that any executive director or person entrusted by an executive director to be authorised to handle the registration of securities and maintenance of records in relation to the proposed Bonds with Warrants Issue;

5. It is proposed that any executive director or person entrusted by an executive director to be authorised to complete matters relating to the listing of the Bonds and Warrants from the Bonds with Warrants;

6. It is proposed that any executive director or person entrusted by an executive director to be authorised to, after the period for exercising the Warrants, amend the relevant provisions of the Articles of Association, and to complete the filing and change of registration in accordance with the actual exercise conditions;

7. It is proposed that the Board to be authorised to complete other matters relating to the proposed Bonds with Warrants Issue.

Items No. 1, 3 to 5 above shall have a validity period of 12 months commencing from the date on which the relevant resolution is passed at the general meeting and items 2, 6 and 7 shall have the same validity period as the related matters.

This resolution is subject to review and approval by way of a special resolution at the general meeting of the Company. Save as item 17 of the resolution, the other items of the resolution require the endorsement of the China Securities Regulatory Commission prior to their implementation.

III. APPROVED THE RESOLUTION ON THE CONNECTED TRANSACTION BETWEEN THE COMPANY AND CHINA HUADIAN CORPORATION IN RELATION TO THE TRANSFER OF INTERESTS IN CERTAIN ASSETS SITUATED IN THE ZHEJIANG, HEBEI AND SICHUAN REGIONS. THE CONNECTED DIRECTORS ABSTAIN FROM VOTING ON THIS RESOLUTION.

Approved the draft "Equity Transfer Agreement" ("Acquisition Agreement"), and all the underlying terms and transactions related thereto, proposed to be signed between the Company and China Huadian Corporation in relation to the Company's Acquisition of 64% equity interest in Hangzhou Huadian Banshan Power Generation Company Limited, 82% equity interest in Hebei Huadian Shijiazhuang Thermal Power Co., Ltd., 100% equity interest in Hebei Huadian Complex Pumping-storage Power Co., Ltd. and 49% equity interest in Sichuan Huadian Za-gunao Hydroelectric Development Co., Ltd. Authorised an executive director to sign on behalf of the Company the Acquisition Agreement, and to sign any necessary documents, take any necessary action, and/or conduct any other related matters in favour of the Company in the completion and execution of the Acquisition Agreement and all underlying transactions related thereto. In reviewing this resolution, the connected Directors shall abstain from voting.

All independent directors of the Company agreed to the following unanimously:

1. The voting procedures for the transaction under consideration and adopted by the Board of the Company are in accordance with the Articles of Association of the Company and regulations prescribed by the Listing Rules of the Shanghai Stock Exchange;

2. The transaction under consideration and the terms of the Acquisition Agreement are fair as far as the Company and all shareholders are concerned.

This resolution is subject to the consideration and approval by way of ordinary resolution at the general meeting, and China Huadian shall abstain from voting accordingly.

IV. APPROVED "THE FEASIBILITY ANALYSIS REPORT ON THE UTILIZATION OF PROCEEDS RAISED FROM THE ISSUE OF DETACHABLE CONVERTIBLE BONDS". THIS RESOLUTION IS SUBJECT TO REVIEW AND APPROVAL BY WAY OF ORDINARY RESOLUTION AT THE GENERAL MEETING, AND IS CONDITIONAL UPON THE APPROVAL OF ITEM 15 OF RESOLUTION II AND RESOLUTION III AT THE GENERAL MEETING. FOR SPECIFIC DETAILS, PLEASE REFER TO THE RELEVANT ATTACHMENTS TO A SEPARATE ANNOUNCEMENT IN RELATION TO THE CONVENING OF THE COMPANY'S FIRST EGM IN 2008.

V. APPROVED THE SPECIFIC EXPLANATORY REPORT PRESENTED BY THE BOARD IN RELATION TO THE PREVIOUS PROCEEDS RAISED. THIS RESOLUTION IS SUBJECT TO THE CONSIDERATION AND APPROVAL BY WAY OF ORDINARY RESOLUTION AT THE GENERAL MEETING. FOR SPECIFIC DETAILS, PLEASE REFER TO THE RELEVANT ATTACHMENTS TO A SEPARATE ANNOUNCEMENT IN RELATION TO THE CONVENING OF THE COMPANY'S FIRST EGM IN 2008.

VI. APPROVED THE "MEETING RULES FOR THE BONDHOLDERS OF THE BONDS WITH DETACHABLE WARRANTS CONVERTIBLE INTO SHARES OF HUADIAN POWER INTERNATIONAL CORPORATION LIMITED", AND AUTHORISED AN EXECUTIVE DIRECTOR TO AMEND THE RULES IN ACCORDANCE WITH RELATED LAWS, REGULATIONS AND REQUIREMENTS OF REGULATORY BODIES AND IN RESPONSE TO ANY CHANGES TO THE PRACTICAL CIRCUMSTANCES PRIOR TO THE RULES BECOMING EFFECTIVE.

VII. REVIEWED AND APPROVED THE RESOLUTION IN RELATION TO THE APPOINTMENT OF RELEVANT INTERMEDIARY INSTITUTIONS ENGAGED WITH THE ISSUANCE, AND AUTHORISED AN EXECUTIVE DIRECTOR TO SIGN RELEVANT SERVICE AGREEMENT WITH THE RELEVANT INTERMEDIARY INSTITUTIONS.

VII. CONSENTED TO CONVENE AN EGM TO MAINLY CONSIDER AND APPROVE THE AFOREMENTIONED RESOLUTIONS I TO V; AGREED TO AUTHORIZE SECRETARY TO THE BOARD TO ISSUE NOTIFICATION OF EGM AND TO BE IN CHARGE OF MATTERS RELATED TO THE PREPARATION OF EGM. FOR SPECIFIC DETAILS AS TO THE TIME, LOCATION, AGENDA AND MATTERS TO DISCUSS, PLEASE REFER TO A SEPARATE ANNOUNCEMENT IN RELATION TO THE CONVENING OF THE COMPANY'S FIRST EGM IN 2008.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board of the Company comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
13 February 2008

* *For identification only*

END